Exhibit 99.1

SAP Announces 2009 Second Quarter and First Half Results	Page 1

For Immediate Release
July 29, 2009
SAP Announces Second Quarter and First Half 2009 Results
Company Reports Another Quarter of Strong Margin Growth
Despite Decrease in Revenues
Company Raises its Non-GAAP Operating Margin Outlook for the Full-Year 2009
     WALLDORF — July 29, 2009 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the second quarter and six months ended June 30, 2009.
FINANCIAL HIGHLIGHTS — Second Quarter 2009

	SAP — Second Quarter 20091)
	U.S. GAAP			Non-GAAP2)
							% change
€ million, unless							const.
stated otherwise	Q2/2009	Q2/2008	% change	Q2/2009	Q2/2008	% change	curr.3)
Software revenues	543	898	-40	543	898	-40	-40
Software and software-related service revenues	1,953	2,061	-5	1,953	2,113	-8	-10
Total revenues	2,576	2,858	-10	2,576	2,910	-11	-14
Operating expenses	1,929	2,265	-15	1,862	2,199	-15	-18
— Thereof restructuring charges	5	—	—	5	—	—	—
Operating income	647	593	9	714	711	0	-2
Operating margin (%)	25.1	20.7	4.4pp	27.7	24.4	3.3pp	3.5pp
Income from continuing operations	431	411	5	482	497	-3
Net income	423	408	4	473	494	-4
Basic EPS from cont. operations (€)	0.36	0.34	6	0.41	0.42	-2

1)	All figures are preliminary and unaudited.

2)	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

3)	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for details.

SAP Announces 2009 Second Quarter and First Half Results	Page 2
Revenues — Second Quarter 2009
•	U.S. GAAP software and software-related service revenues were €1.95 billion (2008: €2.06 billion), a decrease of 5%. Non-GAAP software and software-related service revenues were €1.95 billion (2008: €2.11 billion), a decrease of 8% (10% at constant currencies).

•	U.S. GAAP total revenues were €2.58 billion (2008: €2.86 billion), a decrease of 10%. Non-GAAP total revenues were €2.58 billion (2008: €2.91 billion), a decrease of 11% (14% at constant currencies).

•	U.S. GAAP software revenues were €543 million (2008: €898 million), a decrease of 40% (40% at constant currencies). The decrease is the result of the difficult operating environment worldwide due to the continued global economic downturn, and the tough comparison to the second quarter of 2008, which was prior to the economic crisis that disrupted the global markets in the third quarter of 2008.
Income — Second Quarter 2009
•	U.S. GAAP operating income was €647 million (2008: €593 million), an increase of 9%. Non-GAAP operating income was €714 million (2008: €711 million), flat year-over-year (a decrease of 2% at constant currencies). U.S. GAAP and Non-GAAP operating income were negatively impacted by restructuring charges of €5 million resulting from the previously announced reduction of positions, which are expected to be €200 million for 2009.

•	U.S. GAAP operating margin was 25.1% (2008: 20.7%), an increase of 4.4 percentage points. Non-GAAP operating margin was 27.7% (2008: 24.4%), or 27.9% at constant currencies, an increase of 3.3 percentage points (3.5 percentage points at constant currencies). The €5 million in restructuring charges resulting from the previously announced reduction of positions negatively impacted the U.S. GAAP and Non-GAAP operating margin by 0.2 percentage points.

•	U.S. GAAP income from continuing operations was €431 million (2008: €411 million), an increase of 5%. Non-GAAP income from continuing operations was €482 million (2008: €497 million), a decrease of 3%. U.S. GAAP and Non-GAAP income from continuing operations were negatively impacted by restructuring charges of €3 million resulting from the previously announced reduction of positions.

•	U.S. GAAP basic earnings per share from continuing operations were €0.36 (2008: €0.34), an increase of 6%. Non-GAAP earnings per share from continuing operations were €0.41 (2008:

SAP Announces 2009 Second Quarter and First Half Results	Page 3
€0.42), a decrease of 2%. There was no material impact to U.S. GAAP and Non-GAAP earnings per share from continuing operations resulting from the restructuring charges associated with the previously announced reduction of positions.
Second quarter 2009 Non-GAAP operating income excludes acquisition-related charges totaling €67 million (2008: €66 million), and second quarter 2009 Non-GAAP income from continuing operations and Non-GAAP earnings per share from continuing operations exclude acquisition-related charges totaling €51 million (2008: €86 million).
“Despite the challenging economic conditions, the strength of our business model combined with a strong cost discipline has proven itself once again by enabling us to report another quarter of strong operating margin growth,” said Werner Brandt, CFO of SAP. “For the remainder of the year, we expect to maintain tight cost controls in all areas of the Company.”
“While the operating environment remains difficult, we are beginning to have improved visibility into the second half of the year.” said Léo Apotheker, CEO of SAP.
Mr. Apotheker continued, “Our robust business model provides us the ability to continue to innovate, which we believe is the foundation for future growth. I am excited about the new products that we are delivering to our customers, solutions that provide them more transparency and clarity into their businesses, which are especially crucial in times like these.”

SAP Announces 2009 Second Quarter and First Half Results	Page 4
HIGHLIGHTS — Six Months 2009

	SAP — First Half 20091)
	U.S. GAAP			Non-GAAP2)
							% change
€ million, unless							const.
stated otherwise	H1/2009	H1/2008	% change	H1/2009	H1/2008	% change	curr.3)
Software revenues	962	1,520	-37	962	1,520	-37	-38
Software and software-related service revenues	3,695	3,797	-3	3,706	3,896	-5	-7
Total revenues	4,974	5,318	-6	4,985	5,417	-8	-10
Operating expenses	3,995	4,366	-8	3,861	4,217	-8	-11
— Thereof restructuring charges	165	—	—	165	—	—	—
Operating income	979	952	3	1,124	1,200	-6	-8
Operating margin (%)	19.7	17.9	1.8pp	22.6	22.2	0.4pp	0.5pp
Income from continuing operations	640	658	-3	749	842	-11
Net income	627	650	-4	736	834	-12
Basic EPS from cont. operations (€)	0.54	0.55	-2	0.63	0.71	-11

1)	All figures are preliminary and unaudited.

2)	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

3)	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for details.
Revenues — First Half 2009
•	U.S. GAAP software and software-related service revenues were €3.70 billion (2008: €3.80 billion), a decrease of 3%. Non-GAAP software and software-related service revenues were €3.71 billion (2008: €3.90 billion), a decrease of 5% (7% at constant currencies).

•	U.S. GAAP total revenues were €4.97 billion (2008: €5.32 billion), a decrease of 6%. Non-GAAP total revenues were €4.99 billion (2008: €5.42 billion), a decrease of 8% (10% at constant currencies).

•	U.S. GAAP software revenues were €962 million (2008: €1.52 billion), a decrease of 37% (38% at constant currencies).

SAP Announces 2009 Second Quarter and First Half Results	Page 5
First half 2009 Non-GAAP revenue figures exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €11 million (2008:99 million).
Income — First Half 2009
•	U.S. GAAP operating income was €979 million (2008: €952 million), an increase of 3%. Non-GAAP operating income was €1.12 billion (2008: €1.20 billion), a decrease of 6% (8% at constant currencies). U.S. GAAP and Non-GAAP operating income were negatively impacted by restructuring charges of €165 million resulting from the previously announced reduction of positions, which are expected to be €200 million for 2009.

•	U.S. GAAP operating margin was 19.7% (2008: 17.9%), an increase of 1.8 percentage points. Non-GAAP operating margin was 22.6% (2008: 22.2%), or 22.7% at constant currencies, an increase of 0.4 percentage points (0.5 percentage points at constant currencies). The €165 million in restructuring charges resulting from the previously announced reduction of positions negatively impacted the U.S. GAAP and Non-GAAP operating margin by 3.3 percentage points.

•	U.S. GAAP income from continuing operations was €640 million (2008: €658 million), a decrease of 3%. Non-GAAP income from continuing operations was €749 million (2008: €842 million), a decrease of 11%. U.S. GAAP and Non-GAAP income from continuing operations were negatively impacted by restructuring charges of €117 million resulting from the previously announced reduction of positions.

•	U.S. GAAP basic earnings per share from continuing operations were €0.54 (2008: €0.55), a decrease of 2%. Non-GAAP earnings per share from continuing operations were €0.63 (2008: €0.71), a decrease of 11%. The restructuring charges resulting from the previously announced reduction of positions negatively impacted the U.S. GAAP and Non-GAAP basic earnings per share from continuing operations by €0.10.
First half 2009 Non-GAAP operating income excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €144 million (2008: €248 million), and First half 2009 Non-GAAP income from continuing operations and Non-GAAP earnings per share from continuing operations exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €109 million (2008: €184 million).

SAP Announces 2009 Second Quarter and First Half Results	Page 6
Cash Flow — First Half 2009
Operating cash flow from continuing operations was €1.83 billion (2008: €1.37 billion), an increase of 34%. Free cash flow was €1.73 billion (2008: €1.20 billion), an increase of 44%. Free cash flow was 35% of total revenues (2008: 23%). At June 30, 2009, SAP had a total group liquidity of €3.44 billion (December 31, 2008: €1.66 billion), which includes cash and cash equivalents, restricted cash and short term investments.
Cost Containment Measures for 2009
Previously, SAP announced that in order to enable the Company to adapt its size to today’s market conditions and the broader impact of the global recession, it implemented a global reduction of positions to 48,500 by year-end 2009, taking full advantage of attrition as a factor in reaching this goal, and that it expected the reduction of positions to trigger one-time restructuring charges of between €200 million to €300 million for 2009. The Company now expects the total restructuring charges for 2009 to be €200 million. The restructuring charge of €165 million recorded in operating income in the first half of 2009 covers the reduction of 2,800 positions.
Business Outlook
SAP is providing the following outlook for the full-year 2009, which has changed from the outlook described in its April 29, 2009 first quarter press release.
The Company expects its full-year 2009 Non-GAAP operating margin, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, to be in the range of 25.5% — 27.0% at constant currencies. This includes one-time restructuring charges of €200 million expected to result from the reduction of positions, which negatively impacts the Non-GAAP operating margin outlook by approximately 2 percentage points. The updated 2009 Non-GAAP operating margin outlook is based on the assumption that 2009 Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects, will be in a range of a decline of 4% — 6% at constant currencies (2008: €8.623 billion).
SAP continues to project an effective tax rate of 29.5% — 30.5% (based on U.S. GAAP income from continuing operations) for 2009 (2008: 30.0%).

SAP Announces 2009 Second Quarter and First Half Results	Page 7
KEY EVENTS — Second Quarter 2009
•	In the second quarter of 2009, SAP closed major contracts in several key regions including Federal Interior Ministry of Rheinland-Pfalz, Germany, Group Danone, Shoosmiths, and Statoil ASA in EMEA; Baker Hughes, Boston University, Confederação SICREDI, and Eaton Vance Corp. in Americas; and China Export & Credit Insurance Company, Commonwealth Bank of Australia, Ministry of Finance, Singapore, and Tata Teleservices Ltd in Asia Pacific Japan.

•	On June 16, SAP announced the first details of SAP’s on-demand strategy for large enterprises. Dedicated to its installed customer base, on-demand software for large enterprises from SAP is planned to consist of function-specific software applications, available by subscription, which plug directly into a customer’s on-site SAP Business Suite software.

•	On June 16, SAP announced that research analyst firm IDC ranked SAP, including the SAP BusinessObjects BI solutions, as the number-one vendor for business intelligence (BI) tools, with a 20.4% market share. The market analysis, titled “Worldwide Business Intelligence Tools 2008 Vendor Shares” (IDC # 218598) finds that SAP has demonstrated leading market share and highest share gain of any vendor, and reports that BI remains one of the top investment priorities for companies globally. The report also highlights that SAP’s market share is approximately twice as large as its nearest competitor. In addition, IDC reported that SAP’s overall market growth during 2008 was 17.8%, almost double that of overall market growth.

•	On June 12, SAP acquired Clear Standards, Inc., a privately held innovator of enterprise carbon management solutions. Clear Standards provides SAP a mature sustainability solution and expertise in carbon management delivered through an agile, Web-based, on-demand delivery model.

•	On May 13, SAP introduced additional customers for SAP Business ByDesign, SAP’s fully integrated, on-demand business solution that enables midsize companies from various industries to improve transparency and business operations, and support international growth, while helping to reduce IT costs. Charter clients in North America include ADC Rig Services Inc.; Intelepeer; OneVision Solutions; Praxis Energy Agents, LLC; Skullcandy; Suh’dutsing Technologies, LLC; and TAM Ceramics.

•	On May 12, SAP announced SAP BusinessObjects Explorer, which it believes is groundbreaking new software that brings together search and navigation capabilities from the SAP BusinessObjects portfolio with SAP NetWeaver Business Warehouse Accelerator software, enabling customers to navigate mountains of business data at the speed of thought and giving them a clear view across their organizations.

•	On May 12, SAP published its 2008 Sustainability Report, detailing its activities in support of its ongoing strategic commitment to deliver superior sustainability solutions to customers and improve its own sustainability performance. SAP announced that it reduced its total corporate carbon footprint by 6.7% in 2008 compared to 2007.

SAP Announces 2009 Second Quarter and First Half Results	Page 8

•	On May 6, SAP announced the acquisition of privately held Highdeal, the leading provider of real-time billing solutions for telecommunications. Highdeal delivers sophisticated pricing and charging solutions designed to support today’s new service economy. The combination of SAP and Highdeal is intended to provide customers a packaged consume-to-cash business process platform to support high-volume billing and enable a reduction in cost of ownership.
•	On May 5, SAP announced the general availability to customers worldwide of SAP Business Suite 7, the next-generation software suite enabled by service-oriented architecture (SOA). Following a successful ramp-up period, large enterprises across all industries can now achieve process excellence through the modular deployment of industry-specific end-to-end processes that cut across application boundaries; ease upgrades and reduce IT costs with SAP enhancement packages; and capture growth opportunities through insight gained from analytics tools embedded within SAP Business Suite 7.

•	On April 29, SAP and the SAP User Group Executive Network (SUGEN) announced an agreement on a defined list of key performance indicators that will be used to measure the success of SAP Enterprise Support services. Also announced was the rollout of a joint benchmarking program that will use key performance indicators to define and measure how SAP customers derive value from SAP Enterprise Support. A joint SAP—SUGEN task force formed in November 2008 has established the SUGEN Key Performance Indicator Index (SUGEN KPI Index), which will measure and verify the ongoing value of SAP Enterprise Support. This effort will help customers by providing a transparent mechanism to link their support investment to the value delivered. SAP has agreed to postpone the subsequent price increase schedule until the targeted improvements measured by the SUGEN KPI Index are met.

•	On April 3, SAP announced the successful placement of a “Schuldschein” (private placement transaction) in the amount of approximately €660 million on the Euro denominated capital markets. Lead managers were Landesbank Baden-Wuerttemberg LBBW (Technical Lead), Commerzbank AG, Deutsche Bank AG, and DZ Bank AG Deutsche Zentral-Genossenschaftsbank.
IFRS Financial Data
SAP will discontinue its U.S. GAAP reporting and will only report financial data under IFRS from fiscal 2010 onwards. To prepare the capital markets for this change, IFRS financial data are provided in the financial section of this press release.
Use of Non-GAAP Financial Measures
This press release contains certain financial measures such as Non-GAAP revenues, Non-GAAP operating income, Non-GAAP operating margin, free cash flow, constant currency revenue and operating income measures, as well as U.S. Dollar based Non-GAAP revenue numbers. These measures are not prepared in accordance with U.S. GAAP and therefore are considered non-GAAP financial measures. SAP’s non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that SAP reports should be considered as additional to, and not as a substitute for or superior to revenue, operating margin or SAP’s other measures of financial performance prepared in accordance with U.S. GAAP. See the financial section of this press release for additional information regarding the Non-GAAP measures included in this press release and for the reconciliations to the corresponding U.S. GAAP measures.

SAP Announces 2009 Second Quarter and First Half Results	Page 9
Webcast / Supplementary Financial Information
SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live on the Company’s website at http://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in all industries to become best-run businesses. With approximately 89,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2009 SAP AG. All rights reserved.
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP Business ByDesign, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects S.A. in the United States and in other countries. Business Objects is an SAP company. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
For more information, press only:
Christoph Liedtke, +49 (6227) 7-50383, christoph.liedtke@sap.com, CET
Guenter Gaugler +49 (6227) 7-65416, guenter.gaugler@sap.com, CET
Jim Dever +1 (610) 661-2161, james.dever@sap.com, EDT
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EDT
Appendix — Financial Information to Follow

Financial Information
for the Second Quarter 2009
— Condensed, Preliminary and Unaudited —

Page
U.S. GAAP Financial Information
Financial Statements
Statements of Income	F1 and F2
Balance Sheets	F3
Statements of Cash Flows	F4

Supplementary Financial Information
Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers	F5 and F6
Reconciliations from Non-GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro	F7
Revenue by Region	F8 and F9
Share-Based Compensation	F10
Free Cash Flow	F10
Days Sales Outstanding	F10
Headcount	F10
Multi Quarter Summary	F11
Explanations of Non-GAAP Measures	F12 to F14

IFRS Financial Information
Financial Statements
Statements of Income	F15
Statements of Financial Position	F16

Supplementary Financial Information
Reconciliations from U.S. GAAP and Non-GAAP to IFRS and Non-IFRS Numbers	F17
U.S. GAAP — IFRS Significant Differences with Impact on Income	F18
Explanations of Non-IFRS Measures	F19

CONSOLIDATED STATEMENTS OF INCOME
(U.S. GAAP, preliminary and unaudited)

	Three months ended June 30
€ millions, unless otherwise stated	2009	2008	Change in %

Software revenue	543	898	-40
Support revenue	1,337	1,099	22
Subscription and other software-related service revenue	73	64	14
Software and software-related service revenue	1,953	2,061	-5
Consulting revenue	517	628	-18
Training revenue	70	114	-39
Other service revenue	23	26	-12
Professional services and other service revenue	610	768	-21
Other revenue	13	29	-55

Total revenue	2,576	2,858	-10

Cost of software and software-related services	-399	-418	-5
Cost of professional services and other services	-471	-581	-19
Research and development	-373	-421	-11
Sales and marketing	-561	-681	-18
General and administration	-126	-169	-25
Restructuring	-5	0	N/A
Other operating income/expense, net	6	5	20

Total operating expenses	-1,929	-2,265	-15

Operating income	647	593	9

Other non-operating income/expense, net	-19	19	<-100
Financial income/expense, net	-18	-13	38

Income from continuing operations before income taxes	610	599	2

Income taxes	-179	-188	-5

Income from continuing operations	431	411	5

Loss from discontinued operations, net of tax	-8	-3	>100

Net income	423	408	4

— Net income attributable to noncontrolling interests*	1	0	N/A
— Net income attributable to shareholders of SAP AG	422	408	3
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.36	0.34	6
EPS from continuing operations — diluted in €	0.36	0.34	6
EPS from net income attributable to shareholders of SAP AG — basic in €	0.36	0.34	6
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.35	0.34	3
Weighted average number of shares in millions, treasury stock excluded	1,188	1,191
Key ratios
Operating margin in %	25.1	20.7	4.4pp
Effective tax rate from continuing operations in %	29.3	31.4

*	Due to the first-time application of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 the term minority interest has been replaced with noncontrolling interests and the categorization of noncontrolling interests is now shown below net income. The prior year figures have also been changed as a result of the adoption of this standard.

F1

CONSOLIDATED STATEMENTS OF INCOME
(U.S. GAAP; preliminary and unaudited)

	Six months ended June 30
€ millions, unless otherwise stated	2009	2008	Change in %

Software revenue	962	1,520	-37
Support revenue	2,589	2,157	20
Subscription and other software-related service revenue	144	120	20
Software and software-related service revenue	3,695	3,797	-3
Consulting revenue	1,071	1,215	-12
Training revenue	142	218	-35
Other service revenue	47	51	-8
Professional services and other service revenue	1,260	1,484	-15
Other revenue	19	37	-49

Total revenue	4,974	5,318	-6

Cost of software and software-related services	-780	-785	-1
Cost of professional services and other services	-988	-1,148	-14
Research and development	-737	-838	-12
Sales and marketing	-1,074	-1,278	-16
General and administration	-257	-321	-20
Restructuring	-165	0	N/A
Other operating income/expense, net	6	4	50

Total operating expenses	-3,995	-4,366	-8

Operating income	979	952	3

Other non-operating income/expense, net	-22	18	<-100
Financial income/expense, net	-39	-15	>100

Income from continuing operations before income taxes	918	955	-4

Income taxes	-278	-297	-6

Income from continuing operations	640	658	-3

Loss from discontinued operations, net of tax	-13	-8	63

Net income	627	650	-4
— Net income attributable to noncontrolling interests*	1	0	N/A
— Net income attributable to shareholders of SAP AG	626	650	-4
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.54	0.55	-2
EPS from continuing operations — diluted in €	0.54	0.55	-2
EPS from net income attributable to shareholders of SAP AG — basic in €	0.53	0.54	-2
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.53	0.54	-2
Weighted average number of shares in millions, treasury stock excluded	1,188	1,194
Key ratios
Operating margin in %	19.7	17.9	1.8pp
Effective tax rate from continuing operations in %	30.3	31.1

*	Due to the first-time application of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 the term minority interest has been replaced with noncontrolling interests and the categorization of noncontrolling interests is now shown below net income. The prior year figures have also been changed as a result of the adoption of this standard.

F2

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. GAAP; preliminary and unaudited)

€ millions	June 30, 2009	December 31, 2008
Assets
Cash and cash equivalents	2,717	1,277
Restricted cash	1	3
Short-term investments	725	382
Accounts receivable, net	2,442	3,128
Other assets	648	705
Deferred income taxes	223	203
Prepaid expenses/deferred charges	142	84
Current assets	6,898	5,782
Goodwill	5,026	5,009
Intangible assets, net	1,004	1,127
Property, plant, and equipment, net	1,384	1,405
Investments	89	95
Accounts receivable, net	2	2
Other assets	666	566
Deferred income taxes	179	187
Prepaid expenses/deferred charges	33	24
Noncurrent assets	8,383	8,415

Total assets	15,281	14,197

€ millions	June 30, 2009	December 31, 2008
Liabilities and total equity
Accounts payable	491	538
Income tax obligations	260	363
Financial liabilities	2,445	2,574
Other liabilities	977	1,486
Provisions	299	214
Deferred income taxes	47	48
Deferred income	1,609	611
Current liabilities	6,128	5,834
Accounts payable	0	5
Income tax obligations	293	278
Financial liabilities	719	36
Other liabilities	98	94
Provisions	505	497
Deferred income taxes	146	157
Deferred income	51	61
Noncurrent liabilities	1,812	1,128
Total liabilities	7,940	6,962
Common stock, no par value	1,226	1,226
Treasury stock	-1,341	-1,362
Additional paid-in capital	318	320
Retained earnings	7,741	7,709
Accumulated other comprehensive loss	-606	-660
Total equity attributable to share holders of SAP AG	7,338	7,233
Noncontrolling interests*	3	2
Total equity	7,341	7,235

Total liabilities and total equity	15,281	14,197

*	Reclassification of noncontrolling interests (previously minority interests) is based on the first-time application of SFAS 160.

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. GAAP; preliminary and unaudited)

€ millions	Six months ended June 30
	2009	2008
Net income	627	650
Net loss from discontinued operations	13	8
Income from continuing operations	640	658

Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	251	271
Losses from equity investees	0	1
Losses on disposal of intangible assets and property, plant, and equipment	3	1
Gains on disposal of investments	0	-9
Writedowns of financial assets	8	0
Allowances for doubtful accounts	97	35
Impacts of hedging for cash-settled share-based payment plans	9	12
Stock-based compensation including income tax benefits	3	14
Excess tax benefit from share-based compensation	0	-8
Deferred income taxes	-53	-44
Change in accounts receivable	628	225
Change in other assets	-138	-65
Change in accrued and other liabilities	-663	-626
Change in deferred income	1,048	906

Net cash provided by operating activities from continuing operations	1,833	1,371

Business combinations, net of cash and cash equivalents acquired	-49	-3,689
Repayment of acquirees’ debt in business combinations	0	-450
Purchase of intangible assets and property, plant, and equipment	-106	-171
Proceeds from disposal of intangible assets and property, plant, and equipment	13	20
Cash transferred to restricted cash	0	-451
Reduction of restricted cash	3	1,000
Purchase of investments	-566	-14
Sales of investments	225	504
Purchase of other financial assets	-7	-7
Sales of other financial assets	8	7

Net cash used in investing activities from continuing operations	-479	-3,251

Dividends paid	-594	-594
Purchase of treasury stock	0	-383
Proceeds from reissuance of treasury stock	10	45
Proceeds from issuance of common stock (share-based compensation)	4	8
Excess tax benefit from share-based compensation	0	8
Proceeds from private placement transaction	697	0
Proceeds from short-term and long-term debt	0	3,859
Repayments of short-term and long-term debt	0	-1,260
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	4	66
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-55

Net cash provided by financing activities from continuing operations	121	1,694

Effect of foreign exchange rates on cash and cash equivalents	-25	-3

Net cash used in operating activities from discontinued operations	-10	-8

Net change in cash and cash equivalents	1,440	-197

Cash and cash equivalents at the beginning of the period	1,277	1,608

Cash and cash equivalents at the end of the period	2,717	1,411

F4

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconsiliation from our non-GAAP numbers (including our non-GAAP at constant currency numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2009					2008			Change in %
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Non-GAAP Revenue Numbers
Software revenue	543	0	543	-8	535	898	0	898	-40	-40	-40
Support revenue	1,337	0	1,337	-38	1,299	1,099	52	1,151	22	16	13
Subscription and other software-related service revenue	73	0	73	-4	69	64	0	64	14	14	8
Software and software-related service revenue	1,953	0	1,953	-50	1,902	2,061	52	2,113	-5	-8	-10
Consulting revenue	517	0	517	-15	502	628	0	628	-18	-18	-20
Training revenue	70	0	70	-1	69	114	0	114	-39	-39	-39
Other service revenue	23	0	23	-1	22	26	0	26	-12	-12	-15
Professional services and other service revenue	610	0	610	-17	593	768	0	768	-21	-21	-23
Other revenue	13	0	13	-1	12	29	0	29	-55	-55	-59
Total revenue	2,576	0	2,576	-68	2,507	2,858	52	2,910	-10	-11	-14

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-399	46	-353			-418	45	-373	-5	-5
Cost of professional services and other services	-471	1	-470			-581	0	-581	-19	-19
Research and development	-373	1	-372			-421	1	-420	-11	-11
Sales and marketing	-561	19	-543			-681	20	-661	-18	-18
General and administration	-126	0	-126			-169	0	-169	-25	-25
Restructuring	-5	0	-5			0	0	0	N/A	N/A
Other operating income/expense, net	6	0	6			5	0	5	20	20
Total operating expenses	-1,929	67	-1,862	54	-1,808	-2,265	66	-2,199	-15	-15	-18

Non-GAAP Income Numbers
Operating income	647	67	714	-14	699	593	118	711	9	0	-2
Other non-operating income/expense, net	-19	0	-19			19	0	19	<-100	<-100
Financial income/expense, net	-18	0	-18			-13	0	-13	38	38
Income from continuing operations before income taxes	610	67	677			599	118	717	2	-6
Income taxes	-179	-16	-195			-188	-32	-220	-5	-11
Income from continuing operations	431	51	482			411	86	497	5	-3
Loss from discontinued operations, net of tax	-8	0	-8			-3	0	-3	>100	>100
Net income	423	51	473			408	86	494	4	-4
— Net income attributable to noncontrolling interests	1	0	1			0	0	0	N/A	N/A
— Net income attributable to shareholders of SAP AG	422	51	472			408	86	494	3	-4

Non-GAAP EPS
EPS from continuing operations — basic in €	0.36		0.41			0.34		0.42	6	-2
EPS from continuing operations — diluted in €	0.36		0.41			0.34		0.42	6	-2
EPS from net income attributable to shareholders of SAPAG-basic in €	0.36		0.40			0.34		0.41	6	-2
EPS from net income attributable to shareholders of SAPAG-diluted in €	0.35		0.40			0.34		0.41	3	-2
Weighted average number of shares in millions, treasury stock excluded	1,188		1,188			1,191		1,191

Non-GAAP Key Ratios
Operating margin in %	25.1		27.7		27.9	20.7		24.4	4.4pp	3.3pp	3.5pp
Effective tax rate from continuing operations in %	29.3		28.8			31.4		30.7

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Explanations of Non-GAAP Measures for details.
Differences may exist due to rounding.

F5

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP numbers (including our non-GAAP at constant currency numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles.

	Six months ended June 30
	2009				2008				Change in %
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Non-GAAP Revenue Numbers
Software revenue	962	0	962	-17	945	1,520	0	1,520	-37	-37	-38
Support revenue	2,589	11	2,600	-61	2,539	2,157	99	2,256	20	15	13
Subscription and other software-related service revenue	144	0	144	-7	137	120	0	120	20	20	14
Software and software-related service revenue	3,695	11	3,706	-85	3,621	3,797	99	3,896	-3	-5	-7
Consulting revenue	1,071	0	1,071	-28	1,043	1,215	0	1,215	-12	-12	-14
Training revenue	142	0	142	-2	140	218	0	218	-35	-35	-36
Other service revenue	47	0	47	-1	46	51	0	51	-8	-8	-10
Professional services and other service revenue	1,260	0	1,260	-31	1,230	1,484	0	1,484	-15	-15	-17
Other revenue	19	0	19	-1	18	37	0	37	-49	-49	-51
Total revenue	4,974	11	4,985	-117	4,869	5,318	99	5,417	-6	-8	-10

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-780	93	-687			-785	93	-692	-1	-1
Cost of professional services and other services	-988	1	-986			-1,148	0	-1,148	-14	-14
Research and development	-737	1	-735			-838	15	-823	-12	-11
Sales and marketing	-1,074	37	-1,037			-1,278	41	-1,237	-16	-16
General and administration	-257	0	-256			-321	0	-321	-20	-20
Restructuring	-165	0	-165			0	0	0	N/A	N/A
Other operating income/expense, net	6	0	6			4	0	4	50	50
Total operating expenses	-3,995	133	-3,861	98	-3,763	-4,366	149	-4,217	-8	-8	-11

Non-GAAP Income Numbers
Operating income	979	144	1,124	-19	1,106	952	248	1,200	3	-6	-8
Other non-operating income/expense, net	-22	0	-22			18	0	18	<-100	<-100
Financial income/expense, net	-39	0	-39			-15	0	-15	>100	>100
Income from continuing operations before income taxes	918	144	1,062			955	248	1,203	-4	-12
Income taxes	-278	-35	-313			-297	-64	-361	-6	-13
Income from continuing operations	640	109	749			658	184	842	-3	-11
Loss from discontinued operations, net of tax	-13	0	-13			-8	0	-8	63	63
Net income	627	109	736			650	184	834	-4	-12
— Net income attributable to noncontrolling interests	1	0	1			0	0	0	N/A	N/A
— Net income attributable to shareholders of SAP AG	626	109	735			650	184	834	-4	-12

Non-GAAP EPS
EPS from continuing operations — basic in €	0.54		0.63			0.55		0.71	-2	-11
EPS from continuing operations — diluted in €	0.54		0.63			0.55		0.71	-2	-11
EPS from net income attributable to shareholders of SAP AG-basic in €	0.53		0.62			0.54		0.70	-2	-11
EPS from net income attributable to shareholders of SAP AG-diluted in €	0.53		0.62			0.54		0.70	-2	-11
Weighted average number of shares in millions, treasury stock excluded	1,188		1,188			1,194		1,194

Non-GAAP Key Ratios
Operating margin in %	19.7		22.6		22.7	17.9		22.2	1.8pp	0.4pp	0.5pp
Effective tax rate from continuing operations in %	30.3		29.5			31.1		30.0

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Explanations of Non-GAAP Measures for details.
Differences may exist due to rounding.

F6

Reconciliations from Non-GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP revenue numbers in U.S. dollar to the respective most comparable U.S. GAAP revenue numbers in euro. Note: Our non-GAAP numbers in U.S. dollar are company-specific and not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	Software Revenue			Software and Software-Related Service Revenue
	2009	2008	Change in %	2009	2008	Change in %
= U.S. GAAP revenue in € millions	543	898	-40	1,953	2,061	-5
+/- Adjustment between U.S. GAAP revenue and non-GAAP revenue in € millions*	0	0	0	0	52	-100
= Non-GAAP revenue in € millions	543	898	-40	1,953	2,113	-8
+/- Adjustment in US$ millions	213	499	-57	728	1,181	-38
= Non-GAAP revenue in US$ millions	756	1,397	-46	2,681	3,294	-19

	Six months ended June 30
	Software Revenue			Software and Software-Related Service Revenue
	2009	2008	Change in %	2009	2008	Change in %
= U.S. GAAP revenue in € millions	962	1,520	-37	3,695	3,797	-3
+/- Adjustment between U.S. GAAP revenue and non-GAAP revenue in € millions*	0	0	0	11	99	-89
= Non-GAAP revenue in € millions	962	1,520	-37	3,706	3,896	-5
+/- Adjustment in US$ millions	339	835	-59	1,256	2,102	-40
= Non-GAAP revenue in US$ millions	1,301	2,355	-45	4,962	5,998	-17

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules. See Explanations of Non-GAAP Measures for details.
Differences may exist due to rounding.

F7

REVENUE BY REGION
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2009					2008			Change in %
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	266	0	266	6	272	444	0	444	-40	-40	-39
Americas	164	0	164	-9	154	306	0	306	-46	-46	-50
Asia Pacific Japan	114	0	114	-6	108	148	0	148	-23	-23	-27
Software revenue	543	0	543	-8	535	898	0	898	-40	-40	-40

Software and software-related service revenue by region***
Germany	329	0	329	0	329	353	2	355	-7	-7	-7
Rest of EMEA	701	0	701	19	720	758	20	778	-8	-10	-7
Total EMEA	1,030	0	1,030	19	1,049	1,111	22	1,133	-7	-9	-7
United States	481	0	481	-57	424	472	24	496	2	-3	-15
Rest of Americas	158	0	158	6	164	190	2	192	-17	-18	-15
Total Americas	639	0	639	-51	588	662	26	688	-3	-7	-15
Japan	107	0	107	-20	87	89	1	90	20	19	-3
Rest of Asia Pacific Japan	178	0	178	1	179	199	3	202	-11	-12	-11

Total Asia Pacific Japan	285	0	285	-20	265	288	4	292	-1	-2	-9
Software and software-related service revenue	1,953	0	1,953	-50	1,902	2,061	52	2,113	-5	-8	-10
Total revenue by region***
Germany	463	0	463	0	463	524	2	526	-12	-12	-12
Rest of EMEA	882	0	882	23	905	1,009	20	1,029	-13	-14	-12
Total EMEA	1,345	0	1,345	24	1,369	1,533	22	1,555	-12	-14	-12
United States	663	0	663	-81	582	703	24	727	-6	-9	-20
Rest of Americas	214	0	214	9	223	249	2	251	-14	-15	-11
Total Americas	877	0	877	-71	806	952	26	978	-8	-10	-18
Japan	126	0	126	-24	102	115	1	116	10	9	-12
Rest of Asia Pacific Japan	229	0	229	2	231	258	3	261	-11	-12	-11
Total Asia Pacific Japan	355	0	355	-22	333	373	4	377	-5	-6	-12
Total Revenue	2,576	0	2,576	-68	2,507	2,858	52	2,910	-10	-11	-14

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period.

***	based on customer location
Differences may exist due to rounding.

F8

REVENUE BY REGION
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles.

	Six months ended June 30
	2009					2008			Change in %
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	472	0	472	14	486	736	0	736	-36	-36	-34
Americas	316	0	316	-21	295	523	0	523	-40	-40	-44
Asia Pacific Japan	174	0	174	-10	164	261	0	261	-33	-33	-37
Software revenue	962	0	962	-17	945	1,520	0	1,520	-37	-37	-38

Software and software-related service revenue by region***
Germany	605	0	605	1	606	655	3	658	-8	-8	-8
Rest of EMEA	1,307	4	1,311	47	1,358	1,374	37	1,411	-5	-7	-4
Total EMEA	1,912	4	1,916	47	1,963	2,029	40	2,069	-6	-7	-5
United States	941	6	947	-117	830	885	48	933	6	2	-11
Rest of Americas	312	0	312	20	332	340	4	344	-8	-9	-3
Total Americas	1,253	6	1,259	-97	1,162	1,225	52	1,277	2	-1	-9
Japan	203	0	204	-40	164	175	2	177	16	15	-7
Rest of Asia Pacific Japan	326	0	327	6	333	368	5	373	-11	-12	-11

Total Asia Pacific Japan	530	1	530	-34	496	543	7	550	-2	-4	-10
Software and software-related service revenue	3,695	11	3,706	-85	3,621	3,797	99	3,896	-3	-5	-7
Total revenue by region***
Germany	895	0	896	0	896	977	3	980	-8	-9	-9
Rest of EMEA	1,673	4	1,676	62	1,738	1,846	37	1,883	-9	-11	-8
Total EMEA	2,568	4	2,572	62	2,634	2,823	40	2,863	-9	-10	-8
United States	1,313	6	1,319	-166	1,153	1,338	48	1,386	-2	-5	-17
Rest of Americas	425	0	425	28	453	451	4	455	-6	-7	0
Total Americas	1,738	6	1,744	-138	1,606	1,789	52	1,841	-3	-5	-13
Japan	246	0	246	-49	197	227	2	229	8	7	-14
Rest of Asia Pacific Japan	422	0	423	9	432	479	5	484	-12	-13	-11
Total Asia Pacific Japan	668	1	669	-40	629	706	7	713	-5	-6	-12
Total Revenue	4,974	11	4,985	-117	4,869	5,318	99	5,417	-6	-8	-10

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period.

***	based on customer location
Differences may exist due to rounding.

F9

SHARE-BASED COMPENSATION
(U.S. GAAP; preliminary and unaudited)

	Six months ended June 30
€ millions	2009	2008	Change in %
Share-based compensation per expense line item
Cost of software and software-related services	2	4	-50
Cost of professional services and other services	4	10	-50
Research and development	7	15	-53
Sales and marketing	4	15	-73
General and administration	3	8	-63
Total share-based compensation	20	52	-62
Note: The share-based compensation expenses do not differ between SAP’s U.S. GAAP and non-GAAP measures.
Differences may exist due to rounding.
FREE CASH FLOW
Preliminary and unaudited

	Six months ended June 30
€ millions	2009	2008	Change in %
Net cash provided by operating activities from continuing operations	1,833	1,371	34
Purchase of long-lived assets excluding additions from business combinations	-106	-171	-38
Free cash flow	1,727	1,200	44
Differences may exist due to rounding.
DAYS SALES OUTSTANDING
Preliminary and unaudited

	June 30, 2009	December 31, 2008	Change in days
Days sales outstanding	77	71	6
HEADCOUNT
Preliminary and unaudited

in full-time equivalents — from continuing
operations	June 30, 2009	December 31, 2008	June 30, 2008
Headcount by Region
Germany	15,286	15,582	15,303
Rest of EMEA	10,639	11,243	11,235
Total EMEA	25,925	26,825	26,538
United States	8,257	9,214	9,293
Rest of Americas	3,887	4,243	4,491
Total Americas	12,144	13,457	13,784
Japan	1,230	1,413	1,477
Rest of Asia Pacific Japan	9,262	9,841	9,648
Total Asia Pacific Japan	10,492	11,254	11,125
Total	48,561	51,536	51,447
Headcount by Functional Area
Software and software-related services	6,311	6,458	6,517
Professional services and other services	12,871	14,051	14,057
Research and development	15,062	15,547	15,148
Sales and marketing	9,728	10,701	10,794
General and administration	3,113	3,244	3,367
Infrastructure	1,476	1,535	1,564
Total	48,561	51,536	51,447

F10

MULTI QUARTER SUMMARY
(U.S. GAAP and Non-GAAP; preliminary and unaudited)

€ millions, unless otherwise stated	Q2/2009	Q1/2009	Q4/2008	Q3/2008	Q2/2008	Q1/2008
Software revenue (U.S. GAAP)	543	418	1,323	763	898	622
Revenue adjustment*	0	0	0	0	0	0
Software revenue (Non-GAAP)	543	418	1,323	763	898	622

Support revenue (U.S. GAAP)	1,337	1,252	1,269	1,167	1,099	1,058
Revenue adjustment*	0	11	26	41	52	47
Support revenue (Non-GAAP)	1,337	1,263	1,295	1,208	1,151	1,105

Subscription and other software-related service revenue (U.S. GAAP)	73	71	74	64	64	56
Revenue adjustment*	0	0	0	0	0	0
Subscription and other software-related service revenue (Non-GAAP)	73	71	74	64	64	56

Software and software-related service revenue (U.S. GAAP)	1,953	1,741	2,666	1,994	2,061	1,736
Revenue adjustment*	0	11	26	41	52	47
Software and software-related service revenue (Non-GAAP)	1,953	1,752	2,692	2,035	2,113	1,783

Total revenue (U.S. GAAP)	2,576	2,397	3,488	2,761	2,858	2,460
Revenue adjustment*	0	11	26	41	52	47
Total revenue (Non-GAAP)	2,576	2,408	3,514	2,802	2,910	2,507

Operating Income (U.S. GAAP)	647	332	1,276	614	593	359
Revenue adjustment*	0	11	26	41	52	47
Expense adjustment*	67	66	72	76	66	83
Operating income (U.S.GAAP)	714	409	1,374	731	711	489

Operating margin (U.S. GAAP)	25.1%	13.9%	36.6%	22.2%	20.7%	14.6%
Operating margin (Non-GAAP)	27.7%	17.0%	39.1%	26.1%	24.4%	19.5%

Effective tax rate from continuing operations (Non-GAAP)	28.8%	30.6%	28.3%	30.9%	30.7%	29.0%

EPS from continuing operations — basic in € (U.S. GAAP)	0.36	0.18	0.72	0.35	0.34	0.21

EPS from continuing operations — diluted in € (U.S. GAAP)	0.36	0.18	0.73	0.34	0.34	0.21

EPS from continuing operations — basic in € (Non-GAAP)	0.41	0.22	0.78	0.41	0.42	0.29

EPS from continuing operations — diluted in € (Non-GAAP)	0.41	0.22	0.78	0.41	0.42	0.29

Head count**	48,561	49,916	51,536	51,863	51,447	51,274

*	Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	in full-time equivalents — from continuing operations
Differences may exist due to rounding.

F11

EXPLANATIONS OF NON-GAAP MEASURES
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP earnings per share, free cash flow, constant currency revenue and operating income measures as well as U.S. dollar-based non-GAAP revenue numbers that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP financial measures included in this document are reconciled to the nearest U.S. GAAP measure in the tables on the pages F5 to F11 above.
We believe that it is of interest to investors to receive certain supplemental historical and prospective non-GAAP financial information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with U.S. GAAP — to attain a more transparent understanding of our past performance and our future results. Beginning in 2008, we use these non-GAAP measures as defined below consistently in our planning, forecasting, reporting, compensation and external communication. Specifically,
▪	Our management uses these non-GAAP numbers rather than U.S. GAAP numbers as the basis for financial, strategic and operating decisions.

▪	The variable remuneration components of our board members and employees that are tied to our company’s growth and operating performance are based on SAP’s achievement of its targets for non-GAAP operating income, non-GAAP software and software-related revenue growth at constant currencies, cash flow conversion ratio and non-GAAP operating margin at constant currencies. These targets are monitored on a yearly basis and changed if necessary.

▪	The annual budgeting process involving all management units is based on non-GAAP revenues and non-GAAP operating income numbers rather than U.S. GAAP numbers.

▪	All monthly forecast and performance reviews with all senior managers globally are based on these non-GAAP measures rather than U.S. GAAP numbers.

▪	Both, company-internal target setting and guidance provided to the capital markets are based on non-GAAP revenues and non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
▪	The non-GAAP measures provide investors with insight into management’s decision-making since management uses these non-GAAP measures to run our business and make financial, strategic and operating decisions.

▪	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects resulting from acquisitions.
Our non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects:
Non-GAAP Revenue:
Revenues in this document identified as non-GAAP revenue have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but which are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance. The support contracts are typically one-year contracts, and we expect customers will renew them, which would result in revenues from support fees. However, we cannot provide absolute assurance that these contracts will in fact be renewed.
Non-GAAP Operating Expense:
We exclude acquisition-related charges, which are defined as follows:
▪	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property;

▪	Expense from purchased in-process research and development;

▪	Restructuring expenses and settlements of preexisting relationships as far as incurred in connection with a business combinations; and

▪	Acquisition-related third-party costs (since the mandatory adoption of SFAS 141R and the revision of IFRS 3) as of January 1, 2009, which requires expensing these costs. The previous version of SFAS 141 and IFRS 3 required capitalization.

F12

Non-GAAP Operating Income, Non-GAAP Operating Margin, Non-GAAP Net Income and Non-GAAP Earnings per Share
Operating income, operating margin, net income and earnings per share in this document identified as non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share have been adjusted from the respective operating income, operating margin, net income and earnings per share numbers as recorded under U.S. GAAP by adjusting for the above mentioned non-GAAP revenues and non-GAAP expenses.
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the acquisition other than by disposing of the acquired assets. As management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for purposes of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company we exclude these expenses when making decisions to allocate resources, both, on a Company level and at lower levels of the organization. In addition, we use these non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period-to-period and as a basis for planning and forecasting future periods. Considering that management at all levels of the organization is heavily focused on our non-GAAP measures in our internal reporting and controlling, we believe that it is in the interest of our investors that they are provided with the same information.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
▪	The eliminated amounts may be material to us.

▪	Without being analysed in conjunction with the corresponding U.S. GAAP measures the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:
▪	The additional insight into our potential future financial performance that our non-GAAP revenue numbers are intended to provide assumes that Business Objects customers renew their maintenance contracts. Projections of our future revenues made based on these numbers would be overstated if such maintenance renewals do not occur.

▪	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues that result from the acquisitions.

▪	The acquisition-related one-time charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

▪	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers are recurring expenses that will impact our financial performance in future years.

▪	While our non-GAAP revenue numbers are adjusted for a one-time impact only, our non-GAAP expenses are adjusted for both one-time and recurring items. Additionally, the revenue adjustment for the fair value accounting for Business Objects support contracts and the expense adjustment for one-time and recurring acquisition-related charges do not arise from a common conceptual basis as the revenue adjustment aims at improving the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims at improving the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenues and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding U.S. GAAP measures provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP measures and U.S. GAAP measures. We caution the readers of this document to follow a similar approach by considering our non-GAAP measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets and to intangibles, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.

F13

Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
U.S. Dollar-Based Non-GAAP Revenue Measures
Substantially all of our major competitors report their financial performance in U.S. dollars. Thus changes in exchange rates, particularly in the U.S. dollar to euro rates, affect the financial statements of our competitors differently than our euro-based financial statements. We therefore believe that U.S. dollar-based revenues for SAP provide investors with useful additional information that enables them to better compare SAP’s revenue growth with SAP’s competitors’ revenue growth irrespective of movements in exchange rates.
Our U.S. dollar non-GAAP revenues are determined as if SAP’s reporting currency was the U.S. dollar. In fact, the reporting currency of our U.S. GAAP and IFRS consolidated financial statements as filed in Germany and in the U.S. with the U.S. Securities and Exchange Commission is the euro. Additionally, our U.S. dollar non-GAAP revenue numbers have been adjusted from the respective U.S. GAAP revenues by the same support revenue fair value adjustment than our non GAAP revenues explained above.
SAP’s management uses our U.S. dollar non-GAAP revenues to gain a better understanding of SAP’s operating results compared to SAP’s major competitors.
We believe that our U.S. dollar non-GAAP revenues have limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and euro-based U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our U.S. dollar non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and reported in euros.

F14

CONSOLIDATED STATEMENTS OF INCOME
(IFRS; preliminary and unaudited)

	Six months ended June 30
€ millions, unless otherwise stated	2009	2008	Change in %

Software revenue	962	1,520	-37
Support revenue	2,589	2,164	20
Subscription and other software-related service revenue	144	120	20
Software and software-related service revenue	3,695	3,804	-3
Consulting revenue	1,071	1,215	-12
Training revenue	142	218	-35
Other service revenue	47	51	-8
Professional services and other service revenue	1,260	1,484	-15
Other revenue	19	36	-47

Total revenue	4,974	5,324	-7

Cost of software and software-related services	-786	-831	-5
Cost of professional services and other services	-989	-1,150	-14
Research and development	-738	-826	-11
Sales and marketing	-1,074	-1,280	-16
General and administration	-262	-321	-18
Restructuring	-183	-12	>100
Other operating income/expense, net	6	4	50

Total operating expenses	-4,026	-4,416	-9

Operating profit	948	908	4

Other non-operating income/expense, net	-23	18	<-100
Interest income	17	42	-60
Interest expense	-53	-63	-16
Other financial income	-7	7	<-100

Share of gain/loss of associates accounted for using the equity method	1	-1	<-100
Financial income/expense, net	-42	-15	>100

Profit before income taxes	883	911	-3

Income taxes	-261	-281	-7

Profit after taxes	622	630	-1

— Profit attributable to noncontrolling interests	1	0	N/A

— Profit attributable to shareholders of SAP AG	621	630	-1

Earnings per share

Earnings per share attributable to shareholders of SAP AG — basic in €	0.52	0.53	-2
Earnings per share attributable to shareholders of SAP AG — diluted in €	0.52	0.53	-2
Weighted average number of shares in millions, treasury stock excluded	1,188	1,194
Key ratios
Operating margin in %	19.1	17.1	2.0pp
Effective tax rate in %	29.6	30.8

F15

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IFRS; preliminary and unaudited)

€ millions	June 30, 2009	December 31, 2008
Assets
Cash and cash equivalents	2,717	1,277
Restricted cash	1	3
Short-term investments	725	382
Other financial assets	160	206
Financial assets	885	588
Accounts receivable, net	2,442	3,128
Other assets	98	92
Income tax receivables	383	399
Prepaid expenses /deferred charges	142	84
Current assets	6,668	5,571
Goodwill	4,990	4,975
Intangible assets, net	1,016	1,140
Property, plant, and equipment, net	1,383	1,405
At-Equity investments	21	21
Other investments	68	74
Other financial assets	175	167
Financial assets	264	262
Accounts receivable, net	2	2
Other assets	46	39
Income tax receivables	81	33
Deferred income taxes	459	441
Prepaid expenses /deferred charges	30	32
Noncurrent assets	8,271	8,329

Total assets	14,939	13,900

€ millions	June 30, 2009	December 31, 2008
Liabilities and total equity
Accounts payable	492	539
Income tax payable	260	363
Financial liabilities	2,439	2,563
Other liabilities	981	1,488
Financial and Other liabilities	3,420	4,051
Provisions	342	248
Deferred income *	1,620	623
Current liabilities	6,134	5,824
Accounts payable	0	5
Income tax obligations	293	278
Financial liabilities	719	40
Other liabilities	47	50
Financial and Other liabilities	766	90
Provisions	214	232
Deferred tax liabilities	209	239
Deferred income *	51	61
Noncurrent liabilities	1,533	905
Total liabilities	7,667	6,729
Common stock, no par value	1,226	1,226
Treasury stock	-1,341	-1,362
Additional paid-in capital	318	320
Retained earnings*	7,470	7,442
Accumulated other comprehensive loss	-404	-457
Total equity attributable to shareholders of SAP AG	7,269	7,169
Noncontrolling interests	3	2
Total equity	7,272	7,171

Total liabilities and total equity	14,939	13,900

*	Adjustments to prior year reported numbers are based on the application of IFRIC 13, Customer Loyalty Programmes.

F16

Reconciliations from U.S. GAAP and Non-GAAP to IFRS and Non-IFRS Numbers
Preliminary and unaudited
The following table provides a reconciliation from our U.S. GAAP and non-GAAP numbers to the respective most comparable IFRS and non-IFRS numbers. Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

€ millions , unless otherwise stated	Six months ended June 30
	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S.			U.S.
	U.S.	GAAP		U.S.	GAAP		U.S.
	GAAP	Diff.	IFRS	GAAP	Diff.	IFRS	GAAP	IFRS

Non-GAAP / Non-IFRS Revenue
U.S. GAAP / IFRS software and software-related service revenue	3,695	0	3,695	3,797	7	3,804	-3	-3
Discontinued operations*	0	0	0	0	-7	-7	0	-100
Deferred revenue write-down**	11	0	11	99	0	99	-89	-89
Non-GAAP / Non-IFRS software and software-related service revenue	3,706	0	3,706	3,896	0	3,896	-5	-5

U.S. GAAP / IFRS total revenue	4,974	0	4,974	5,318	7	5,324	-6	-7
Discontinued operations*	0	0	0	0	-7	-7	0	-100
Deferred revenue write-down**	11	0	11	99	0	99	-89	-89
Non-GAAP / Non-IFRS total revenue	4,985	0	4,985	5,417	0	5,416	-8	-8

Non-GAAP / Non-IFRS Operating Income
U.S. GAAP / IFRS operating income	979	-32	948	952	-44	908	3	4
Discontinued operations*	0	6	6	0	33	33	0	-82
Deferred revenue write-down**	11	0	11	99	0	99	-89	-89
Acquisition related charges***	133	8	141	149	5	154	-11	-8
Non-GAAP / Non-IFRS operating income	1,124	-18	1,106	1,200	-6	1,194	-6	-7

Non-GAAP / Non-IFRS Operating Margin
U.S. GAAP / IFRS operating margin in %	19.7		19.1	17.9		17.1	1.8pp	2.0pp
Non-GAAP / Non-IFRS operating margin in %	22.6		22.2	22.2		22.1	0.4pp	0.1pp

*	Adjustments are for the discontinued operations of the Tomorrow Now entities which do not qualify for separate presentation under IFRS. The adjustment differs from the result from discontinued operations under U.S. GAAP due to differences in the valuation of accrued liabilities.

**	Adjustments are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under both U.S. GAAP and IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

***	Adjustments are for the effects of restructuring accruals (non-IFRS), in-process R&D (non-GAAP), amortization of intangibles identified as part of a purchase price allocation (non-GAAP and non-IFRS). See section Explanations of Non-IFRS Measures for details.
Differences may exist due to rounding.

F17

U.S. GAAP — IFRS Significant Differences with Impact on Income
Acquisition-Related Restructuring Expense
In certain circumstances, U.S. GAAP requires that restructuring expense incurred in connection with a business combination be shown as an assumed liability, and therefore it does not normally affect income. However, this restructuring expense must be shown as a current expense under IFRS. After the application of SFAS 141R and the revision to IFRS 3 the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Acquired In-Process Research and Development
Under U.S. GAAP, all in-process research and development acquired in connection with a business combination must be amortized immediately. Under IFRS, if certain criteria are met, it must be shown as an asset and, once completed and ready for market, amortized over its normal useful life. After the application of SFAS 141R and the revision to IFRS 3 the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Discontinued Operations
SAP’s U.S. GAAP income statement shows the revenue and income of our TomorrowNow subsidiary’s activities separately because we discontinued its operation. IFRS does not allow us to show them separately because TomorrowNow is not a material operation. This leads to the only difference between our presentation of revenue under U.S. GAAP and IFRS.
Provisions for Litigation Costs
Under U.S. GAAP, we report attorneys’ fees and other legal costs associated with litigation and claims when we incur them. Under IFRS, where appropriate and except to the extent it is virtually certain that we will recover them, we include an estimated amount for the litigation costs in a provision we create for the litigation.
Deferred Taxes
Where differences between our IFRS financial statements and our U.S. GAAP financial statements arise out of tax-relevant transactions that result in temporary differences between the financial statements and our tax accounts, they also result in differences in the deferred tax in our IFRS financial statements and our U.S. GAAP financial statements.

F18

Explanations of Non-IFRS Measures
Since 2007, we have been required by German and European law to prepare consolidated financial statements in accordance with IFRS. We have not, however, discontinued preparing financial statements under U.S. GAAP but have prepared consolidated financial statements under both U.S. GAAP and IFRS.
We plan to fully migrate to IFRS and discontinue the preparation of U.S. GAAP financial information with effect from the end of 2009. During 2009, we plan to continue to report our financial information according to both IFRS and U.S. GAAP. Our press release for Q4/2009 will be the last document in which we will provide U.S. GAAP financial information. In our annual report as well as our annual report on Form 20-F for fiscal year 2009 and all quarterly and annual reports thereafter, we plan to include only IFRS financial statements, and we plan to base our business outlook for 2010 and years thereafter on non-IFRS numbers derived from IFRS numbers. Concurrently with this change in our external financial communication, we will modify our internal management reporting, planning and forecasting, and variable compensation plans to align to the non-IFRS numbers we provide in our external communication.
To give our investors an insight into what our migration from U.S. GAAP/non-GAAP to IFRS/non-IFRS will mean for SAP’s key performance measures, the section titled Reconciliations: U.S. GAAP / IFRS / Non-GAAP / Non-IFRS shows a reconciliation from our U.S. GAAP and non-GAAP numbers to their most comparable IFRS and non-IFRS numbers. Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles. For more information on our non-GAAP measures, which also applies to our non-IFRS numbers subject to the additional explanations below, see the section titled Explanations of Non-GAAP Measures.
Our non-GAAP measures and our non-IFRS measures have been adjusted from the respective U.S. GAAP and IFRS numbers by:
•	Including the full amount of Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but which we are not permitted to recognize as revenue under U.S. GAAP and IFRS as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition, and

•	Excluding acquisition-related charges.
However, the adjustment amounts for acquisition-related charges differ between our non-GAAP measures and our non-IFRS measures, due to differences between U.S. GAAP and IFRS. Specifically:
•	For acquisitions taking place until the end of 2008, U.S. GAAP required that certain acquisition-related restructuring costs were accounted for as liabilities assumed in a business combination under U.S. GAAP while being charged to expense under IFRS. Consequently, these costs are eliminated only in our non-IFRS numbers.

•	For acquisitions taking place until the end of 2008, purchased in-process research and development was charged to expense immediately under U.S. GAAP while being capitalized and amortized over the expected life under IFRS. Consequently, the immediate charge to expense is only eliminated in our non-GAAP measures while the amortization is only eliminated in our non-IFRS measures.
After the application of SFAS 141R and the revision to IFRS 3, the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences in acquisition-related restructuring costs and purchased in-process research and development going forward.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the results from our discontinued TomorrowNow operations. Under U.S. GAAP, we present the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional adjustment is useful to investors for the following reasons:
•	Despite the migration from U.S. GAAP to IFRS, SAP will continue to view the TomorrowNow operations as discontinued operations and thus will continue to exclude potential future TomorrowNow results from its internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow operations provides insight into the financial measures that SAP will use internally once SAP has fully migrated to IFRS.

•	By adjusting the non-IFRS numbers for the results form our discontinued TomorrowNow operations, the non-IFRS number is more comparable to the non-GAAP measures that SAP uses currently, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.

F19